
SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



June 26, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com



June 26, 2003

Samsung General Chemical announcement

We would like to inform you of developments at Samsung General Chemicals Co. Ltd, an affiliated company of Samsung Electronics (SEC) engaged in the NAPTHA cracking business. Samsung General Chemicals Co. Ltd. (SGC) produces ethylene, propylene, butadiene and styrene monomer. Recently, the shareholders of SGC have approved a deal whereby 50% of the underlying petrochemical business will be sold to Total Holdings UK Ltd (Total), the world's fourth largest gas and oil company whose subsidiaries include Atofina of France. Total will pay to SGC U$390 million, or 465 billion won, for the acquisition of its 50% interest.

We have provided the details of this sale in the Appendix. In short, SGC will become a holding company by transferring all assets and debt associated with the petrochemical business to a newly formed company. At the outset, SGC will own 100% of this enterprise, of which 50% will then be sold to Total. This sequence of events effectively creates a new joint venture enterprise between SGC and Total. With the sale to Total, SGC will use half of the proceeds to eliminate what debt remains on its balance sheet, and the other half as a cash payment to its shareholders.

As many of you know, the petrochemical industry has weathered through tough operating conditions over the last few years. SGC has faced its share of challenges dating back to the Asian Financial Crisis. SEC, along with the other shareholders and the management of SGC, believe that the long term strategic interests of SGC will be best served by a partnership with Total, a major global player.

SEC currently owns 3.8% of SGC. A list of eight SGC shareholders is provided in the Appendix. As a necessary condition of the sale by SGC to Total, the eight shareholders of SGC will be obligated to guarantee contingent liabilities that may arise from the use of assets after their sale. The contingent liability of SGC's shareholders will not exceed U$200 million. SEC's share of the total liability will be relative to its ownership among the eight shareholders, or U$8.2 million if calculated using the current proportions in the Appendix. All warranties and representations have a finite expiration as described in the Appendix. Meanwhile, SGC will pay shareholders a prorated percentage of the proceeds from the sale. As a result, SEC will receive a cash payment of U$7.3 million, or 8.8 billion won. This payment will serve as a provision to cover contingent liability obligations.

In summary, we would like to emphasize the following points:

- A contingent liability obligation is a typical practice used in joint venture deals such as this.

- SEC's contingent liability obligation serves as a means to meet the conditions of an agreement between SGC and Total Group that is in the best long term interests of SGC.

- The newly formed joint venture will be more competitive both financially and operationally. The new company will have less debt. The active participation of a strong global franchise will bolster the business.

- The joint venture and investment by Total Group allows SEC to reduce its risk exposure and paves the way for SEC to decrease its stake in SGC.

- SEC's contingent liability obligation is matched by a cash payment from SGC.

Appendix

1. Samsung General Chemical's (SGC) New Company Formation Process

- Phase I : SGC will set up a company by transferring its assets and liabilities, and acquire 100% of the new company's stake.
  - The new company will take over SGC's debt up to a debt ratio of 100%.

- Phase II : SGC will sell 50% of its stake to Total Group for $390 million (₩465 billion)
  - The new company will have a valuation of $1.55 billion
    : (₩1.86 trillion: excluding ₩0.14 trillion in working capital)
    × 1/2 (debt ratio of 100%) × 1/2 (stake of 50%) = $390 million
    ☞ The new company's assets of ₩2 trillion include working capital of ₩140 billion.

- Phase III : SGC will pay back the proceeds of the sale to shareholders
  SGC will pay its debt of ₩233 billion with the sale amount of ₩465 billion, then pay back the remaining ₩232 billion to its shareholders.

2. Samsung Group's Current Holdings

SGC Ownership Structure

Samsung Corporation	37.5%
Samsung Techwin	25.6%
Samsung SDI	10.3%
Samsung Electromechanics	10.2%
Samsung Electronics	3.8%
Samsung Fine Chemicals	3.4%
Cheil Industries	0.9%
Cheil Communications	0.3%

3. Representations and warrantee expiration periods

- All general representations and warranties made by SGC and its shareholders in this share purchase agreement or any other agreements related to this transaction will be in tact until 1.5 years after the closing date of the agreement. Other specific representations and warranties mentioned below are subject to different expiration periods.

- Representations and warranties regarding taxes and labor will survive until the expiration of relevant statute of limitations applicable to Government charges or labor related matters.

- Representations and warranties regarding environmental matters and liability for job related diseases will last 5 years.

- Representations and warranties regarding ownership of transferred assets will last 10 years.